UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

File No. 024-12344

File No. 024-12790

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2026

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issues pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

510-431-2422

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Semiannual Report on Form 1-SA is filed pursuant to Rule 257(b)(3) of Regulation A under the Securities Act of 1933, as amended, and is intended to satisfy the ongoing reporting requirements of Rule 257(b) with respect to both of the Registrant's qualified offerings referenced below: (i) the Registrant's Offering Statement on Form 1-A, File No. 024-12344, qualified by the Commission on December 22, 2023, and (ii) the Registrant's Offering Statement on Form 1-A, File No. 024-12790, qualified by the Commission on August 17, 2026.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “CNote”, “us,” and “our” refer to CNote Group, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2026 and the Six Months Ended June 30, 2025

Revenues

During the six months ended June 30, 2026, the Company generated approximately $2,768,000 in revenue compared to $1,951,000 reported in the comparable period in the prior year, primarily due to increased service fee income.

Operating Expenses

During the six months ended June 30, 2026, the Company had operating expenses of approximately $1,769,000 compared to approximately $2,072,000 in the comparable period in the prior year, primarily due to optimizations in payroll costs, professional services, and sales and marketing expense that the Company has implemented as it continues to mature and refine its processes. The largest line items of operating expenses were payroll and payroll taxes as well as professional services supporting continued business development and expansion.

Liquidity and Capital Resources

The Company has an accumulated deficit at June 30, 2026 of approximately $15,643,000. The Company expects to incur expenses and generate continued operating losses until it generates gross profits sufficient to cover its operating expenses. At June 30, 2026, the Company had cash on hand of approximately $646,000.

Sources of Liquidity

As of June 30, 2026, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and issuance of Preferred Stock in its Series Seed and Series A financings, and has funded its lending activities through investments by accredited and non-accredited investors in CNote Notes. The capital raised has been used to date to develop and maintain the Company’s platform, for marketing and advertising, for expanding operations, to fund legal expenses, and for other general corporate purposes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of consolidated financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the year ended December 31, 2025 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the year ended December 31, 2026 or for future periods.

CNote Group, Inc.

Consolidated Unaudited Financial Statements as of and for the Six-Month Periods Ended June 30, 2026 and June 30, 2025

and Consolidated Audited Financial Statements as of and for the Year Ended December 31, 2025

Table of Contents

Consolidated Balance Sheets	Page F-2

Consolidated Statements of Operations	Page F-3

Consolidated Statements of Stockholders’ Equity	Page F-4

Consolidated Statements of Cash Flows	Page F-5

Notes to the Consolidated Financial Statements	Page F-6

F-1

CNote Group, Inc.

Consolidated Balance Sheets

As of June 30, 2026 (Unaudited) and December 31, 2025 (Audited)

	June 30, 2026	December 31, 2025

Assets
Cash and cash equivalents	$608,540	$592,350
Restricted cash (Note 2)	37,307	124,893
Interest-bearing deposits in banks	4,787,455	5,519,228
Accrued interest receivable	2,159,830	1,867,833
Loans held for investment
Loans held for investment at amortized cost	12,230,507	10,645,514
Loans held for investment at fair value	60,453,792	52,227,570
Allowance for loan losses	(122,305)	(106,455)
Net loans held for investment	72,561,994	62,766,629

Other assets	318,259	264,232
Total assets	$80,473,385	$71,135,165

Liabilities and Stockholders' Equity
Notes payable held at amortized cost	$17,374,619	$16,298,943
Notes payable held at fair value	60,453,792	52,227,570
Accrued interest payable	1,626,200	1,399,332
Deferred revenue	79,542	236,042
Other liabilities	166,623	153,156
Total liabilities	79,700,776	70,315,043

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Preferred stock; par value of $0.00001 per share; 21,425,685 shares authorized, 20,378,401 issued and outstanding (liquidation preference value of $15,149,575)	204	204
Common stock; par value of $0.00001 per share; 40,400,000 shares authorized, 6,842,897 issued and outstanding	68	68
Additional paid-in capital	16,415,472	16,356,844
Accumulated deficit	(15,643,135)	(15,536,994)
Total stockholders' equity	772,609	820,122
Total liabilities and stockholders' equity	$80,473,385	$71,135,165

See accompanying notes to the consolidated financial statements.

F-2

CNote Group, Inc.

Consolidated Statements of Operations (Unaudited)

For the Six-Month Periods Ended June 30, 2026 and June 30, 2025

	2026	2025

Operating Revenues
Interest income on loans	$1,348,762	$1,113,692
Other interest income	188,399	100,341
Total interest income	1,537,161	1,214,033
Interest expense	1,087,657	809,231
Net interest income	449,504	404,802
Provision for loan losses	15,850	3,258
Net interest income after provision for loan losses	433,654	401,544

Other Income
Service fees and other income	1,093,131	674,018
Grants received	137,500	62,500
Total other income	1,230,631	736,518
Net Revenue	1,664,285	1,138,062

Operating Expenses
Payroll expense	1,217,111	1,358,749
Professional services	368,853	508,953
General and administrative expense	147,109	143,935
Sales and marketing expense	35,753	59,957
Total operating expenses	1,768,826	2,071,594

Net loss before taxes	(104,541)	(933,532)

Provision for income taxes	1,600	800

Net loss	$(106,141)	$(934,332)

Weighted average common shares outstanding - basic and diluted	6,842,897	6,842,897
Basic and diluted net loss per share	$(0.02)	$(0.14)

See accompanying notes to the consolidated financial statements.

F-3

CNote Group, Inc.

Consolidated Statements of Stockholders' Equity

For the Six-Month Period Ended June 30, 2026 (Unaudited) and for the Year Ended December 31, 2025 (Audited)

	Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
December 31, 2024 (audited)	19,139,449	$191	6,842,897	$68	$15,138,386	$(14,375,166)	$763,479
Issuance of series A preferred stock for cash	1,238,952	$13			$1,083,823		$1,083,836
Stock-based compensation	-	-	-	-	134,635	-	134,635
Net loss	-	-	-	-	-	(1,161,828)	(1,161,828)
December 31, 2025 (audited)	20,378,401	$204	6,842,897	$68	$16,356,844	$(15,536,994)	$820,122
Stock-based compensation	-	-	-	-	58,628	-	58,628
Net loss	-	-	-	-	-	(106,141)	(106,141)
June 30, 2026 (unaudited)	20,378,401	$204	6,842,897	$68	$16,415,472	$(15,643,135)	$772,609

See accompanying notes to the consolidated financial statements.

F-4

CNote Group, Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the Six-Month Periods Ended June 30, 2026 and June 30, 2025

	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(106,141)	$(934,332)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	58,628	68,311
Provision for loan losses	15,850	3,258
Changes in operating assets and liabilities:
Accrued interest receivable	(648,564)	(627,377)
Other assets	(54,027)	(117,174)
Other liabilities	13,467	57,997
Deferred revenues	(156,500)	87,500
Accrued interest payable	750,605	537,229
Net cash used in operating activities	(126,682)	(924,588)

CASH FLOWS FROM INVESTING ACTIVITIES:
Lendings under loans receivable	(13,828,957)	(3,262,158)
Repayment of loans receivable	4,291,216	1,799,764
Liquidation of interest-bearing accounts	731,773	2,009,960
Net cash provided by (used in) investing activities	(8,805,968)	547,566

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on notes payable	11,578,956	3,212,160
Repayment of notes payable	(2,717,702)	(3,703,703)
Proceeds from issuance of series A preferred stock	-	1,083,836
Net cash provided by financing activities	8,861,254	592,293

Increase (decrease) in cash, cash equivalents, and restricted cash	(71,396)	215,271
Cash, cash equivalents, and restricted cash, beginning of year	717,243	951,759
Cash, cash equivalents, and restricted cash, end of year	$645,847	$1,167,030

Supplemental disclosures of cash flow information:
Cash paid for interest	$337,052	$272,002
Cash paid for income taxes	$1,600	$1,600

Non-cash investing and financing activities:
Interest receivable converted to loan principal	$356,567	$52,337
Interest payable converted to note principal	$523,737	$171,165

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$608,540	$1,036,383
Restricted cash	37,307	130,647
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$645,847	$1,167,030

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CNote enables individuals and institutions to invest locally at scale in fixed-income and deposit solutions that advance community development, economic opportunity, and financial access. Through relationships with community financial organizations ("CFOs"), CNote provides a diversified, scalable way to support job creation, small business growth, affordable housing, and lasting economic growth in underserved communities across the United States.

Our business has two principal components:

Lending Business. We lend money directly to CFOs using capital raised from investors, earning revenue on the difference between the interest we charge CFO borrowers and the interest we pay investors.

Deposit Administration Business. We provide proprietary data about CFOs to clients, who rely on that data to open interest-bearing accounts at CFOs and administer those accounts through the CNote platform. We earn fees for this service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents and Restricted Cash

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

At June 30, 2026 and December 31, 2025, respectively, the Company held $37,307 and $124,893 in cash received as grant funds, to be used for activities in support of the grant’s stated goals. This cash is reported on the balance sheet as restricted.

Interest-bearing Deposits in Banks

Deposit accounts include certificates of deposits with terms of 6 to 24 months at fixed rates of interest, insured cash sweep accounts, money market accounts and other interest-bearing deposit accounts. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000. At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

F-6

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2026 and December 31, 2025. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include loans receivable and notes payable and interest receivable and payable.

The Company has adopted fair value presentation for payment-dependent notes issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. See Note 4.

F-7

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at June 30, 2026 and December 31, 2025:

June 30, 2026 (unaudited)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$60,453,792	$60,453,792
Total assets	$-	$-	$60,453,792	$60,453,792
Liabilities:
Notes payable	$-	$-	$60,453,792	$60,453,792
Total liabilities	$-	$-	$60,453,792	$60,453,792

December 31, 2025 (audited)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$52,227,570	$52,227,570
Total assets	$-	$-	$52,227,570	$52,227,570
Liabilities:
Notes payable	$-	$-	$52,227,570	$52,227,570
Total liabilities	$-	$-	$52,227,570	$52,227,570

The following tables present additional information about Level 3 assets and liabilities measured at fair value at June 30, 2026 and December 31, 2025:

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2024 (audited)	$60,314,883	$(603,149)	$59,711,734
Loan originations and renewals	18,076,906	(180,769)	17,896,137
Principal payments and retirements	(25,636,668)	256,367	(25,380,301)
Balance at December 31, 2025 (audited)	52,755,121	(527,551)	52,227,570
Loan originations and renewals	15,435,059	(154,351)	15,280,708
Principal payments and retirements	(7,125,743)	71,257	(7,054,486)
Balance at June 30, 2026 (unaudited)	$61,064,437	$(610,645)	$60,453,792

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2024 (audited)	$60,314,883	$(603,149)	$59,711,734
Notes payable issued and renewed	18,076,906	(180,769)	17,896,137
Principal payments and retirements	(25,636,668)	256,367	(25,380,301)
Balance at December 31, 2025 (audited)	52,755,121	(527,551)	52,227,570
Notes payable issued and renewed	15,435,059	(154,351)	15,280,708
Principal payments and retirements	(7,125,743)	71,257	(7,054,486)
Balance at June 30, 2026 (unaudited)	$61,064,437	$(610,645)	$60,453,792

Loans Receivable and Related Notes Payable

Management expects that the terms of the Company’s loans held for investment and the notes payable used to fund the loans held for investment typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans held for investment and related notes payable can be due on demand within one year.

F-8

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. See Note 7.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions to CFOs. The Company earns interest on its loan deployments, which are a significant source of its revenues. All such deployments are governed by signed contracts between the Company on the one hand and CFOs on the other hand. Interest income is recorded based on the terms of the master promissory agreement with each CFOs or the terms of Money Market or Certificate of Deposit agreements with depository institutions. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through its online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include the provision for loan loss reserve.

CNote also generates fees from consulting work performed on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting underserved communities. This consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting CFOs as well as monitoring and reporting on their financial and impact performance. For corporate or institutional clients that invest in CFOs directly, CNote’s internal CFO underwriting and monitoring technology can be customized to fit their needs. Revenue for these activities is recognized over the period in which the work is performed and is deferred until recognizable.

CNote earns servicing fees on clients’ cash deposited into CFOs via CNote’s proprietary technology. These fees are accrued in accordance with signed agreements between the Company and its clients, and in accordance with those agreements are deducted from earnings disbursed to clients or paid by clients via invoice.

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition. For grants that specify a service period or service requirements, including research studies or similar activities, revenues are recognized over the term of the arrangement as the underlying services are performed.

Loan Loss Reserve

The Company establishes a reserve for potential losses to loans extended to CFOs, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve is determined based on industry norms and trends, as well as the Company’s historical experience. Since commencing operations, the Company has not experienced any losses or charge-offs of loans to CFOs. Based on the factors described above, the Company has established the reserve at one percent of principal.

Other than adjustments for changes in estimates, reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

F-9

The Company uses fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2026 and December 31, 2025, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the six months ended June 30, 2026 and 2025 as they are anti-dilutive. The Common Stock equivalents excluded from diluted loss per share total 27,446,667 and 27,582,919 share equivalents for the six months ended June 30, 2026 and 2025, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CFOs. For example, as of June 30, 2026, CNote has loans outstanding to 38 CFOs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CFO borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CFO borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc. and its wholly-owned subsidiary, CNote Lending, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

NOTE 3 – LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CFOs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CFO borrowers.

As of June 30, 2026, the Company has outstanding loans and interest receivable from 38 CFO borrowers in the gross carrying amount of approximately $75,334,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.8% per annum. The loans typically mature in 30 to 60 months and may be prepaid by the borrower at any time without penalty. For loans with 30 month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of investor note holders as disclosed in Note 4.

During the six months ended June 30, 2026 and 2025, respectively, the Company received cash payments of approximately $4,456,000 and $1,800,000 on the principal of loans receivable which were used to repay notes payable. During the six months ended June 30, 2026 and June 30, 2025, matured loan principal and interest totaling approximately $4,739,000 and $2,480,000, respectively, were renewed as new loans to the borrower at then-prevailing interest rates and in compliance with CNote’s underwriting policies.

F-10

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $122,305 and $106,455 as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026 and December 31, 2025, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the six months ended June 30, 2026 and the year ended December 31, 2025.

The table below summarizes the changes in the allowance for credit losses for the six months ended June 30, 2026 and the year ended December 31, 2025:

Allowance for loan losses, December 31, 2024 (audited)	$90,006
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for (recapture of) loan losses	16,449
Allowance for loan losses, December 31, 2025 (audited)	$106,455
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for (recapture of) loan losses	15,850
Allowance for loan losses, June 30, 2026 (unaudited)	$122,305

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual, corporate, and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CFO loans receivable (Note 3) and certain short-term investments in CFOs under the Company’s cash management services.

As of June 30, 2026, gross notes payable totaled approximately $78,439,000. Notes issued to investors with respect to the Company’s CFO loans typically mature in 30 to 60 months and earn interest at the rate of 1.0% to 4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CFOs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. Notes issued to investors in the Company’s deposit administration products earn interest at variable rates and generally have a term of 90 days.

The Company has adopted fair value presentation for payment-dependent notes payable issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFO. As of June 30, 2026, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $610,644.

As of December 31, 2025, gross notes payable totaled approximately $69,054,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

F-11

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2026:

Current tax provision
Federal	$-
State	1,600
Total	$1,600

Deferred tax provision (benefit)
Federal	$(10,000)
State	(4,000)
Valuation allowance	14,000
Total	$-
Total provision for income taxes	$1,600

The components of the Company’s deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2026:

Deferred tax asset attributable to:
Net operating loss carryover	$4,302,000
Temporary differences	(73,000)
Valuation allowance	(4,229,000)
Net deferred tax asset	$-

Based on federal tax returns filed, or to be filed, through June 30, 2026, the Company has available approximately $14,418,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Net operating loss carryforwards of approximately $13,933,000 arising from tax years beginning after 2017 can be carried forward indefinitely. For California state tax reporting purposes, net operating loss carryforwards cannot be used in tax years beginning on or after January 1, 2020, and before January 1, 2025, in accordance with California Assembly Bill 85. The Company’s net operating loss carryforwards will begin to expire in 2039 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 21,425,685 shares of Preferred Stock, each having a par value of $0.00001. Of such Preferred Stock, 10,573,844 shares are designated as “Series A Preferred Stock” with a liquidation preference of $0.8748, 4,857,827 shares are designated as “Series Seed-1 Preferred Stock” with a liquidation preference of $0.7062, 1,601,857 shares are designated as “Series Seed-2 Preferred Stock” with a liquidation preference of $0.60835, 3,948,339 shares are designated as “Series Seed-3 Preferred Stock” with a liquidation preference of $0.56496, and 443,818 shares are designated as “Series Seed-4 Preferred Stock” with a liquidation preference of $0.40557. The Preferred Stock is convertible to Common Stock at a one for one basis at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidation Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

On August 31, 2022, the Company issued 8,287,608 Preferred Shares in its Series A financing, in exchange for cash consideration of $0.8748 per share, for total proceeds of $7,250,000.

F-12

On February 4, 2025, the Company reopened its Series A Preferred Stock financing whereby the Company authorized additional shares of Preferred Stock, bringing the total authorized shares of Preferred Stock to 21,425,685, and designated and issued 1,238,952 shares of Series A Preferred Stock in exchange for cash consideration of $1,083,836. The Company anticipates additional financing rounds to raise capital for accelerated growth of the business and has received substantial interest from investors.

As of June 30, 2026 and December 31, 2025, 20,378,401 shares of Preferred Stock, comprised of 9,526,560 shares of Series A Preferred Stock, 4,857,827 shares of Series Seed-1 Preferred Stock, 1,601,857 shares of Series Seed-2 Preferred Stock, 3,948,339 shares of Series Seed-3 Preferred Stock, and 443,818 shares of Series Seed-4 Preferred Stock, were issued and outstanding.

F-13

Common Stock

The Company is authorized to issue 40,400,000 shares of Common Stock, each having a par value of $0.00001. As of June 30, 2026, 6,842,897 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan was amended in 2020 and 2024 to increase the number of shares of Common Stock authorized thereunder. The 2018 Equity Incentive Plan, as amended, provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 9,012,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan, as amended, is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In the six months ended June 30, 2026, the Company granted 97,840 stock options under the 2018 Equity Incentive Plan, as amended, to employees and advisors. The granted options had an exercise price of $0.25, expire in ten years from the date of the grant, and vest over 25 months.

The stock options were valued at a total grant date fair value of $14,676 using the Black-Scholes pricing model as indicated below:

Expected life	4.5 years
Risk-free interest rate	3.9%
Expected volatility	67.5%
Annual dividend yield	0%
Present value of stock ex-dividend	$0.15

Options granted during the six months ended June 30, 2026 had a weighted average grant date fair value of $0.25 per share and vesting period of 25 months.

The expected life of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

No Stock Purchase Warrants were granted in the six months ended June 30, 2026.

At June 30, 2026, Common Stock Purchase Warrants for the purchase of 1,555,000 shares were vested and outstanding. As of June 30, 2026, these warrants have a weighted average exercise price of $0.10 per share and a weighted average remaining life of 4.6 years.

F-14

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the six months ended June 30, 2026 and the year ended December 31, 2025 was as follows:

Shares Available for Grant
Balance at December 31, 2024 (audited)	2,949,598
Options granted	(92,089)
Options canceled or expired	234,499
Balance at December 31, 2025 (audited)	3,092,008
Options granted	(97,840)
Options canceled or expired	76,350
Balance at June 30, 2026 (unaudited)	3,070,518

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the six months ended June 30, 2026 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2025 (audited)	5,491,776	$0.18	3.7
Granted	97,840	0.25
Canceled or expired	(76,350)	0.22
Balance at June 30, 2026 (unaudited)	5,513,266	$0.18	3.3

At June 30, 2026, options for the purchase of 5,011,439 shares at a weighted average price of $0.18 per share and a weighted average remaining contractual life of approximately 3.2 years were vested and exercisable.

The Company will recognize the remaining value of the options through 2030 as follows:

July 1 through December 31, 2026	$37,831
2027	12,014
2028	3,906
2029	3,669
2030	1,224
$58,644

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

F-15

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2026 through September 24, 2026, the issuance date of these consolidated financial statements. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-16

ITEM 4. EXHIBITS

Exhibit	Description
Exhibit 1A-2A	Certificate of Incorporation and Amendments*
Exhibit 1A-2B	Bylaws*
Exhibit 1A-6A	Subscription Agreement*
Exhibit 1A-6B	Form of Note*
Exhibit 1A-6C	Northern Trust Agreement*
Exhibit 1A-11	Consent of Independent Auditor*

*Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	CNote Group, Inc

Date: September 24, 2026	By: /s/ Catherine Berman

Catherine Berman
President, Chief Executive Officer, Principal Executive Officer and Director

By: /s/ Yuliya Tarasava

Yuliya Tarasava
Chief Operating Officer, Treasurer, Principal Financial and Accounting Officer, Secretary and Director